Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Zimmer and Biomet colleagues:

Welcome to the second edition of the Coming Together newsletter – your ‘go-to’ resource for the latest information on integration planning. We hope you find this to be a helpful tool during the integration planning process.

In this edition, we are providing an update on our recent integration summit, which took place September 9 and 10, a brief summary of some of the work being done by the integration planning teams, along with a brief explanation about the regulatory approval process. We have also added a new section, “The Facts From B to Z.” This will be a regular feature, and is intended to help us appreciate the heritage and successes of each company.

For those of you who took part in the recent “Pulse Check” survey, we appreciate your participation. We received more than 9,000 responses and were encouraged that the responses were similar among Biomet and Zimmer Team Members and overall quite positive.

Some areas for us to continue to improve relate to communication and understanding next steps in the integration planning process. We appreciate the feedback and will do our best to increase communication through these newsletters. We will send follow up surveys in the coming weeks to evaluate our progress. Please take the time to respond, as we want and need your feedback.

As we’ve said before, we are grateful to all of you for your continued hard work and focus on moving your business forward. We are excited to see what these two great companies can achieve together.

Sincerely,

Derek Davis

IMO Integration Lead (Zimmer)

VP Finance, Corporate Controller

and Chief Accounting Officer

Peggy Taylor

IMO Integration Lead (Biomet)

SVP, Human Resources

INTEGRATION SUMMIT UPDATE

Summit Update – One Company on Day One

The second integration summit was held on September 9 and 10 in Warsaw. The integration teams are making significant progress in planning to bring their businesses together. As we did after the last summit, we wanted to share a few themes that emerged over the two days together:

•	High Potential for Growth: As the teams review products and technologies, it is clear that there are very real opportunities to expand our presence in the marketplace and better serve our customers and their patients. This was a compelling reason for the merger, and as we move through the detailed work of planning to align our businesses, we are encouraged by the prospects we see ahead.

•	A Complex Process: As the teams continue to dig deeper, they are working through the increasingly demanding details of pulling together two sets of businesses with global operations, thousands of products and customers, and more than 18,000 employees. The teams are working through the process for planning the integration of product offerings, registrations, tax policies, regulatory approvals, distribution logistics, technology platforms and dozens of other issues. This is obviously a time-consuming process that requires careful thought and planning. We would like to again thank all of the integration teams for their continued dedication and hard work. The good news is that we have stayed on schedule and continue to expect to close the transaction in the first quarter of calendar year 2015.

•	Best of Both Worlds: Fortunately, our integration planning teams have an unmatched set of tools with which to work. Between our two companies, we have the best people, products and practices in our field. Each of the 28 integration planning teams (see list below) has been instructed to identify the strongest attributes and resources within each company and plan to build those components together into one new company that will take advantage of all of our strengths. While the process may be time-consuming and complicated, it will be worth the effort, as we expect to be well-positioned for long-term growth and leadership in our industry.

We continue to seek your feedback to guide the integration planning process and will do our best to answer your questions in a timely manner. Additionally, if you have further questions, please do not hesitate to reach out to your manager.

The next pulse survey will be distributed on September 22. We hope you will continue to take the time to share your views.

WHAT’S HAPPENED SINCE THE ANNOUNCEMENT

Since the transaction was announced in April, David Dvorak and Jeff Binder have been hard at work communicating with colleagues, sales forces, customers and investors. Jeff hosted two rounds of in-person and webcast global Town Hall meetings for Biomet’s nearly 9,000 Team Members. David joined Jeff in addressing the global Biomet team during the second round. On August 27 and 28, David met with more than 3,000 Zimmer employees over five meetings in a 15,000-square foot tent constructed on the Zimmer Warsaw campus. In addition, both executives have shared with customers and other stakeholders their vision for the new company and their commitment to creating a leading musculoskeletal innovator. On September 9, Jeff joined David at Zimmer’s presentation during the Morgan Stanley Global Healthcare Conference. This collaborative approach demonstrates their strong commitment to the success of the proposed merger, and exemplifies what makes each of our organizations so successful.

Following are some photo highlights from these meetings:

This kind of collaboration is critical to achieving the goal of the future integration: combining the best of each company’s talent, capabilities, technologies and culture.

And that work continues…

FOR OPERATIONS:

Members of the Operations integration planning team will be visiting various Biomet and Zimmer sites over the next several months. The team hopes to see most, if not all, of the sites between now and the closing of the transaction, which remains on track to close in the first quarter of calendar year 2015. These site visits are educational in nature and are simply intended to get an impression of the facility landscape of both companies and give the integration planning team members a better understanding of the production capabilities at each of the sites. Members of the Zimmer team have already visited and toured the Biomet Dental PBG site in August. The schedule for September and October includes joint visits to: Valence, France (Biomet), Hazeldonk, Netherlands (Biomet), Eschbach, Germany (Zimmer), Winterthur, Switzerland (Zimmer), Dover, Ohio (Zimmer), Riverside, Missouri (Zimmer), Ponce, Puerto Rico (Zimmer), Guaynabo, Puerto Rico (Biomet), Shannon, Ireland (Zimmer), Bridgend, Wales (Biomet), Berlin, Germany (Biomet), and Valencia, Spain (Biomet).

FOR IT:

The IT integration planning team is currently performing an application inventory for both Zimmer and Biomet across all functions, regions, and business units. They are analyzing several thousand applications that are utilized across the two organizations to determine mission criticality, functionality, gaps and scalability, both for day one connectivity requirements and the long-term roadmap. The team will use this information to create a recommendation to the IT Integration Steering Committee for the new company’s business application landscape. In addition to the application assessment, the team is also planning for day one business connectivity (e-mail, internet, intranet, etc.).

MEET THE TEAM: 5 QUESTIONS FOR INTEGRATION PLANNING LEADERS

Peggy Taylor is Biomet’s Senior Vice President, Global Human Resources, and serves as co-lead of the Integration Management Office and a member of the Integration Steering Committee. She has been a Biomet Team Member since August 2007. Prior to joining Biomet, Peggy had 21 years of HR leadership experience at Abbott, a global leader in medical devices, diagnostics and pharmaceuticals.

Peggy Taylor:

What attracted you to working at Biomet?

“I was attracted to the entrepreneurial environment at Biomet and the opportunity to continue my career in healthcare. Working at Biomet provides great satisfaction knowing I am doing my small part in helping to improve patients’ lives.”

What has surprised you about getting to know and working with your counterparts from the other company?

“While not a big surprise, the collaboration that I feel as we look to find the best of both companies has been so sincere.”

What has been the greatest challenge in the integration planning process?

“The process is iterative over time, and we are anxious to get to the answers sometimes faster than the process enables.”

What do you find exciting as you consider the prospect of a new, combined company?

“I am excited for the capabilities that the new company will have and the impact it will make in the orthopaedic industry.”

What do you do when you’re not working hard on the integration?

“When not working, spending time with family is a priority for me plus trying to get a little bit of exercise.”

Derek Davis is Zimmer’s Vice President, Finance, Corporate Controller and Chief Accounting Officer, and serves as co-lead of the Integration Management Office and a member of the Integration Steering Committee. He joined Zimmer in 2003 and was appointed to his current role in May 2007. Prior to joining Zimmer, he held financial leadership positions at International Wire and Phelps Dodge Corporation.

Derek Davis:

What attracted you to working at Zimmer?

“What first brought me to Zimmer was the unbelievable growth prospects of the orthopaedic industry; however, once I met the people at Zimmer, I knew there was something special about the company and its people. The level of passion for the products and the company was something I had never experienced before coming to Zimmer.”

What has surprised you about getting to know and working with your counterparts from the other company?

“The biggest surprise in working with the Biomet team has been learning how similar both companies really are. We both have a customer-focused culture and a lot of pride in the company that we work for. Very quickly we started bonding as a team and really rallying around embracing the best aspects of both companies.”

What has been the greatest challenge in the integration planning process?

“For me, the greatest challenge has been managing all of the great opportunities and offers to help that employees from both companies have approached me with. I don’t think a day has gone by since April 24 (the day the deal was announced) that I haven’t spoken to somebody about opportunities to create value in the combined company.”

What do you find exciting as you consider the prospect of a new, combined company?

“The thing I find most exciting is the very real opportunity to create the world’s leading company in the musculoskeletal space. If the combined company can execute upon the opportunities that are in front of us, we will bring even better solutions to our customers and patients.”

What do you do when you’re not working hard on the integration?

“I’m either doing my day job as Zimmer’s Corporate Controller or thinking about what more I can be doing to make the integration more successful.”

SPOTLIGHT ON: INTEGRATION PLANNING PROCESS

The hard work of planning for the integration of our two companies is being done by 28 integration planning teams, which consist of employees from both Zimmer and Biomet. These teams are charged with creating integration plans that will combine the strengths of both companies.

While the integration teams were formed this summer, the process we are undertaking to plan to combine our companies began taking shape when David Dvorak and Jeff Binder, with support from their respective Boards of Directors, agreed to this transaction.

During the early stages of merger discussions, David and Jeff agreed that a timely, efficient and seamless integration rooted in a collaborative approach would be a key ingredient to the success of the new company. Once the deal was announced, the CEOs quickly formed the Integration Steering Committee and an Integration Management Office, as well as finalized the overall planning process.

A detailed planning process

The integration planning teams followed the same detailed process to develop a team charter that outlines responsibilities and overall goals, and these were shared during the first Integration Summit in August. As part of the collaboration, the teams identified key interdependencies among businesses, functions and geographies. For example, just about all parts of Zimmer and Biomet depend on IT, while IT depends on its business partners to be active participants in setting priorities and developing effective solutions.

With the overall goal of bringing together the best from both Zimmer and Biomet, the teams also discuss what has worked well at each company and what could be done better. This entails creating a checklist of items to consider, such as determining what systems and processes might be used in the new company.

Every week, the integration planning teams meet as a group with the Integration Management Office. Every month, the teams come together for a two-day summit to share their progress and seek input from other teams. As the integration planning teams move forward, their tasks become increasingly detailed. The teams are working to determine the priorities for the first day of the new company, and how other initiatives might be phased in thereafter.

However, there are limits to what can be accomplished and decided before closing. The integration planning teams must complete their tasks while working within the context of a strict legal framework. Because Zimmer and Biomet are competitors, neither company can reveal any information that would be considered inappropriate to share with a competitor. For this reason, while a great amount of the integration planning will be completed prior to the close of the transaction, we will still have work left to complete, and decisions to be made, after the closing of the merger.

The teams are working hard to bring our respective companies together in a way that delivers on the expected benefits of our combination—creating a leading musculoskeletal innovator. As the integration planning teams continue their work, additional details will be shared in upcoming editions of this newsletter.

A LOOK AT THE REGULATORY PROCESS

Normal Procedure

As everyone at Zimmer and Biomet can appreciate, a massive amount of work must happen both internally and externally to get a deal done. This includes seeking and receiving the necessary regulatory approvals from certain relevant government agencies around the world – standard operating procedure for transactions like ours.

A Lengthy Process

Submission of a proposed merger to the regulators can be a lengthy and complex process. So far, a number of filings have been made with government agencies in countries where Zimmer and Biomet do business. While we cannot speculate on what the agencies may decide, as they review our transaction they can take one of three actions: 1) clear the deal unconditionally, 2) require that the companies make specific concessions to satisfy competitive concerns or 3) refuse to approve the deal (although this is rare).

Next Steps

Over the coming weeks and months, you may continue to notice in the news that government agencies and/or media are announcing dates to reflect expected deadlines or timeframes for next steps in the approval process. While these deadlines are set by the government agencies, they can be altered or extended to allow for concession negotiations or additional review.

Closing Timeline Remains on Track

This is all part of the normal process for closing a transaction. Importantly, our timeline remains on track – while there is still much work to do, we continue to expect the transaction to close in the first quarter of calendar year 2015 and look forward to working together to become the leading musculoskeletal innovator in the world.

Stay in the Know

We’ll continue sending you updates to keep you informed.

In the meantime, if you have questions for the IMO or integration planning teams, we’ll do our best to answer them.

Please submit your questions to one of the following: Zimmer Employees comingtogether@zimmer.com Biomet Team Members teammemberquestions@biomet.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s and LVB’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on reasonable terms, including the risk that any condition to the closing of the financing committed for the proposed merger and refinancing of Zimmer’s debt is not satisfied; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s, LVB’s and Biomet’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com, www.biomet.com or on request from Zimmer or Biomet, as applicable. Zimmer, Biomet and LVB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the SEC on August 26, 2014 a registration statement on Form S-4 that includes a preliminary consent solicitation statement of LVB that also constitutes a preliminary prospectus of Zimmer, and plans to file other documents with the SEC in connection with the proposed acquisition of LVB. The registration statement has not yet become effective. The final consent solicitation statement/prospectus will be sent to the stockholders of LVB. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE PRELIMINARY CONSENT SOLICITATION/PROSPECTUS AND ANY OTHER FILINGS THAT MAY BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and preliminary consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. Some of these documents are not currently available. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This newsletter will provide you with regular updates on the integration planning process, including updates from the integration planning teams and answers to your questions. It is our goal to provide you with timely and transparent information regarding our progress. The Coming Together newsletter is your ‘go-to’ resource for information related to integration planning.